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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM 10/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                   MCS, INC.
             (Exact name of registrant as specified in its charter)

          PENNSYLVANIA                           25-1400911
(State or other jurisdiction of               (I.R.S. Employer
 incorporation or organization)             Identification No.)

400 PENN CENTER, PITTSBURGH, PA                    15253
(Address of principal executive                  (Zip Code)
            offices)

       Registrant's telephone number, including area code:  412-823-7440

       Securities to be registered pursuant to Section 12(b) of the Act:

           TITLE OF EACH CLASS                        NAME OF EACH EXCHANGE ON WHICH
           TO BE SO REGISTERED                        EACH CLASS TO BE SO REGISTERED
------------------------------------------      ------------------------------------------

                   None

       Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                (Title of Class)

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                                EXPLANATORY NOTE


                                                         [               ], 2000


Dear Fellow Stockholders:

    In May 1999, the board of directors of Mestek, Inc. decided to merge Mestek's wholly owned subsidiary MCS, Inc. with and into Simione Central Holdings, Inc. under a merger agreement dated May 26, 1999. Prior to the closing of the merger, Simione acquired all of the stock of CareCentric Solutions, Inc. on August 12, 1999. Thereafter, the Mestek board of directors considered, on a preliminary basis, the distribution of all of the capital stock of MCS to the Mestek stockholders. The Mestek board of directors determined that a distribution of all of the capital stock of MCS to the Mestek stockholders (i.e., a "spin-off") would benefit Mestek by allowing its management to focus exclusively on the operation and growth of its HVAC, metals and metal forming segments. The Mestek board of directors also found that the distribution would benefit MCS by providing MCS with greater access to the capital markets to develop its home health information and services business and by allowing MCS to be better able to attract and retain top quality professionals.


    In September 1999, the board of directors of Mestek resolved to distribute all of the capital stock of MCS to the Mestek stockholders on a pro rata basis prior to the merger of MCS into Simione. Accordingly, all common stockholders of record of Mestek on January 18, 2000 will receive one share of the common stock of MCS for each share of the common stock of Mestek they own on that date. Mestek intends to distribute the shares of common stock of MCS in uncertificated
form at the close of business on [      , 2000].


    The business of MCS is primarily related to the sales and service of business applications software for the home health services information systems marketplace. On September 1, 1999, MCS transferred its business relating to its ProfitWorks software, used primarily by the building supply industry, to Mestek, and this business will not be included in the spin-off.

    You do not have to take any action for the spin-off to occur. You do not have to pay for the uncertificated shares of MCS common stock that you will receive in the spin-off, nor do you have to surrender or exchange shares of common stock of Mestek in order to receive shares of MCS common stock. The number of shares of Mestek common stock that you own will not change as a result of the spin-off.


    Immediately after the spin-off, you will own a pro-rata portion of MCS and you will continue to own your shares of Mestek. Mestek will continue to trade on the NYSE but there are no plans to list the MCS shares on any exchange. The MCS
shares will not be transferable for 125 days beginning [      , 2000], except in
the event of a merger between MCS and another company.


    On September 9, 1999, MCS, Mestek and Simione signed an Amended and Restated Agreement and Plan of Merger and Investment Agreement. The amendment of the May 1999 merger agreement added some additional conditions to closing of the merger, including the completion of the spin-off and the affirmative vote of the common stockholders of MCS after the spin-off. The proposed merger, including the risks involved and the conditions to closing of the merger, is described in the Joint Proxy Statement/Prospectus of Simione and MCS which is being sent to you simultaneously with this Registration Statement on Form 10. If the merger is approved by the stockholders of both companies and proceeds to closing, you will receive in regular certificate form shares of Simione common stock in exchange for your uncertificated shares of MCS acquired in the spin-off. The Simione shares will be subject to transferability restrictions for a period of two years, as further described in the Joint Proxy Statement/Prospectus. The merger agreement was amended again on October 25, 1999 to make changes that conform to the proposed structure of the merger. Simione common stock is listed on the Nasdaq National Market and is traded under the symbol "SCHI".

    For your information, I intend to vote the MCS common stock that I will acquire in the spin-off, either in my own name or as trustee, in favor of the merger of Simione and MCS.

    You should read this Registration Statement on Form 10 and the accompanying Joint Proxy Statement/Prospectus carefully.

                                          Sincerely,

                                          John E. Reed
                                          Chairman of the Board of Directors

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                                   MCS, INC.

ITEM 1.  BUSINESS

OVERVIEW

     MCS is primarily involved in the sales and service of business applications software for the home health services marketplace. Services to customers include:

     - preparation of computer programs and software to meet customer needs,

     - providing computer hardware when required,

     - installing the system at the customer's business,

     - providing continuing support services, and

     - providing classroom and computer-based training on its software.

     MCS' primary product is MestaMed(TM), a third-party billing, accounting and inventory control system for providers of home health services. MCS also develops and offers for sale computer-based training materials for the MestaMed system and for other home health issues. In addition, MCS Management Services division offers management services to home health providers to assist them with billing and reimbursement and the efficient management and utilization of their systems.


     In addition, MCS developed ProfitWorks, a computer system utilized by building supply, lumber, electrical, plumbing, and hardware suppliers and outlets and manufacturer's representatives to manage order entry, inventory, purchasing, accounts receivable, and reporting. The business of ProfitWorks was transferred to Mestek on September 1, 1999. The transfer included all accounts receivable, inventory and other assets associated with ProfitWorks. Mestek assumed all liabilities related to ProfitWorks, including warranty obligations, and agreed to pay rent for space used by ProfitWorks at MCS' headquarters through the end of 1999. For a description of the accounting treatment of the transfer, see Note 11 to the MCS financial statements on page F-13.


MESTAMED

     MestaMed is a third-party billing, accounting and inventory control system for providers of home health services, including:

     - home medical equipment,

     - home health care,

     - infusion therapy,

     - rehabilitation programs and

     - hospice services.

     MCS' customers are home health care providers who use MestaMed to track the provision of home medical equipment and services to patients and to meet the complex requirements necessary to obtain reimbursement from Medicare/Medicaid and other third-party payors. MCS believes MestaMed is the only system which integrates information for operational and financial management for all of these disciplines for providers of home health services.

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     MestaMed is comprised of approximately 4 to 6 primary functions, such as billing, and up to 18 additional functions covering a variety of features that a customer may choose to include in its particular version of the MestaMed system. MestaMed is available on a variety of computer systems and operating systems including Open VMS, UNIX, Windows NT, AIX and various Intel, Alpha and RS 6000 computer systems. One of MCS' customers uses MestaMed Plus, a customized version of MestaMed.



     Customers also may enter into maintenance agreements which provide them with access to customer support, updates to respond to changes in reimbursement and regulatory policies, and product enhancements. These maintenance agreements are typically for one year. The software in installations which do not have maintenance agreements rapidly becomes obsolete.


     MestaMed originally was designed for providers of home medical equipment such as hospital beds, wheel chairs and oxygen and respiratory equipment. Over time, MCS expanded MestaMed to include additional functions to meet the needs of other home health care service providers. MestaMed has also been expanded and improved in part by requests from customers. These features have been incorporated into upgrades of MestaMed.

REGULATION

     Many of the services provided by the home health care industry are paid for by the federal government under the Medicare and Medicaid programs or by third parties such as traditional health insurance companies or HMOs. While Medicare is administered by the federal government, each state administers the Medicaid program in its state using its own regulations. Each of these organizations has elaborate regulations regarding the provision of and payment for services. In addition, the rules for different types of services such as skilled nursing, durable medical equipment and infusion therapy are substantially different.

     Changes in regulations on reimbursement plans require reprogramming to update affected MestaMed functions. The federal Health Care Financing Agency (commonly referred to in the industry as "HCFA") released its interim payment system (commonly referred to in the industry as "IPS") rules in 1997, and it released its proposed prospective payment system (commonly referred to in the industry as "PPS") in October 1999. The final PPS rules are scheduled to be released in July 2000. The IPS rules did not require extensive reprogramming of MestaMed. MCS estimates it spent no more than $50,000 in modifying MestaMed to incorporate the IPS regulations. The impact of these changes is discussed under "-- Customers" on page 6.

     MCS believes that the PPS rules could require extensive reprogramming of MestaMed. Management is still assessing how much it will cost to update MestaMed to incorporate the PPS rules. Modifying MestaMed to incorporate regulatory mandates often requires MCS to divert development personnel and other resources from scheduled program enhancements and product improvements, and MCS expects that incorporation of the new PPS rules will also divert resources.

     In late October 1999, HCFA released its proposed regulations for the prospective payment system for reimbursement of home health providers under Medicare. These proposed rules are subject to comment and are expected to be finalized by July 2000 and effective October 2000. The proposed rules will reimburse home health providers fixed amounts for 60 day episodes of care determined by case mix groups on the basis of an

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initial Outcome and Assessment Information Set (commonly referred to in the industry as "OASIS") assessment adjusted for regional labor cost differences. The proposed rules state that the reimbursement will be 50% at the start of the episode and 50% after the final report for the episode with all adjustments has been transmitted. Adjustments will be allowed for low utilization, partial episodes, significant changes in condition, delivery of therapy and other excessive costs situations. Additional submittals required will include a notice of admission, identification of the appropriate case mix group and a one-line universal bill submission.


     These changes to the Medicare payment system will require extensive changes to the manner in which home health care providers do business because they will be required to reduce or manage the costs of care per episode so the costs will not exceed the allowed reimbursement, while maintaining the quality of medical outcomes required by the patient, the payor or other governmental regulatory and self-regulating organizations. Such changes will require extensive changes to MCS' software products. Plans are underway to understand and address these changes. There is no assurance that:

     - these changes can be made correctly or in a timely enough manner given the resources of MCS;

     - HFCA will not change or delay these requirements;

     - other suppliers of home health care software who are competitors will not supply better versions of such products; or

     - MCS' customers will have the resources and skills to make the changes to their operational processes needed to remain in business or to acquire, install and use the information technology we intend to sell to address this major regulatory change.

     In the recent round of fiscal year 2000 appropriations bills signed into law, the portions of the Balanced Budget Act of 1997 that were applicable to the reimbursement of home health care providers under Medicare were amended to:

     - defer the 15% additional funding cut until October 2000;

     - provide for three year extended payments of prior Medicare over-reimbursements with the first year interest-free;

     - eliminate the bundling of home medical equipment billings with home health agency billings; and

     - provide other minor relief.

     These changes will increase the cash flow of our customers and potential customers for the next 12 months, but do not provide the permanent relief sought by the industry. The non-bundling change eliminates an opportunity for MCS which has a software program that would facilitate such bundling of billing. This legislation will not require significant changes to MCS' software programs.

PROGRAMMING

     MestaMed was developed in what are today regarded as "legacy" environments, a term used to describe environments that are based on outdated programming technology. Nevertheless, by utilizing tools developed by others, MCS has been able to sustain and

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improve the utility of its legacy products and offer those products on a variety of current computer systems and operating systems, including Windows NT.


     The chart below sets forth the approximate amounts MCS spent on software development over the past four years. These costs related primarily to product improvements and customer requested enhancements to existing products, as well as to remediation of the year 2000-related issues in certain of MCS' products, as more fully described under the heading "Item 2 -- Financial
Information -- MCS Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 12.


1996........................................    $1.3 million
1997........................................    $1.6 million
1998........................................    $2.0 million
1999(1).....................................    $1.7 million

---------------

(1) Nine months ended September 30, 1999

     MCS is limited by its programming resources. As of September 30, 1999, MCS had 30 employees in its development department. On average MCS' programmers have been with MCS for 6.5 years. Currently, development and support of MestaMed requires the use of Synergy, a set of legacy oriented tools based on the DIBOL computer language. It is increasingly difficult to find programmers who are skilled in these languages. The MestaMed Plus customer has a full-time programmer dedicated to supporting and enhancing custom software for that customer.

     MestaMed uses older "green-screen" technology instead of a graphical user interface now common on many Windows-based consumer and business programs. "Green-screens" require the operator to use the arrow keys and control keys to navigate. Operators need more training to efficiently input data in a "green-screen" environment than in a "point and click" graphical user interface environment.

     In the fourth quarter of 1998, MCS began to update MestaMed to use a graphical user interface for certain application functions. As of the second quarter of 1999, all file maintenance functions, such as adding a new doctor or patient to a client's database, have been converted to use a graphical user interface. MCS is now limiting its MestaMed graphical user interface conversion efforts in favor of developing a next generation product. MCS has initiated the design phase of such a product. In the interim, management expects to continue to support, enhance and upgrade the existing versions of MestaMed.


     The new generation of MestaMed will use modern program architecture and software languages. MestaMed will also be capable of operating in modern computer network environments including Internet-based operating environments. To fully replicate the features and functions of MestaMed and to update its functions to address the new home health care environment expected and the forthcoming PPS rules will take substantial time and resources. MCS is using Winfield Software, Inc., an outside software development company, to design and develop the program specifications for the first phase of the new MestaMed product. For a more detailed description of the product, see "MCS Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview" on page 12.


     Management of MCS based its decision to use an outside software development company in part on the need for MCS' programmers to continue on-going updating and customization efforts of the current version of MestaMed and their relative inexperience with current programming languages and structures. Reliance on an outside software

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developer subjects MCS to risks that this supplier may not be able, for whatever reason, to supply the designs and specifications in a timely and cost-efficient manner, and/or may not be available to support programming efforts. MCS believes that it could use alternative vendors for these services at a similar cost to MCS. Switching vendors could result in substantial delays.


     Currently the outside software developer is developing a full set of specifications and screen layouts for the first phase of the new version of MestaMed together with MCS' product management team. Under the terms of MCS' agreement with the outside software developer, MCS retains all ownership rights associated with the specifications and screen layouts produced. Upon receipt of the full specifications and screen layouts, MCS can elect to have the software code necessary to implement the specifications and layouts developed by the outside software developer or by other programmers, including possibly programmers in countries with lower labor costs than the United States. In August 1999, MCS received the first portion of the specifications and layouts from the developer. The cost of the development of the specifications for the new version of MestaMed is expected to be approximately $300,000 of which $80,000 has been incurred and expensed as of September 30, 1999. The balance is expected to be incurred and expensed prior to March 31, 2000. The cost of implementing the specifications and the actual software coding for the first phase of the new version of MestaMed is expected to be approximately $1.2 million.


CUSTOMERS

     MCS' customers are typically home health care providers. These providers include:

        - home health agencies, which are typically Medicare-certified organizations which provide a variety of skilled home care services from nursing to coordination of a caregiving team to administer comprehensive home care services,

        - hospice care organizations, which provide medical, psychological, and spiritual care for the terminally ill and support for patients' families,

        - intravenous and infusion therapy companies, which delivery medicinal and nutritional therapies intravenously or through feeding tubes, and

        - home medical equipment and supply dealers, which provide home care patients with products ranging from breathing equipment to wheelchairs and walkers.

     Almost all of MestaMed users purchase primary functions and additional functions related to the specific business or businesses of the customer. As of September 30, 1999, approximately 80% of existing MestaMed customers had purchased the home medical equipment functions, 25% purchased infusion therapy functions and 15% purchased home health agency functions of one or more types. In 1998 and the first nine months of 1999, no single customer accounted for more than 5% of MCS' total revenues and its five biggest customers represented less than 10% of its total revenues.

     In the last two years, there has been significant reduction in the aggregate number of home health care providers due to consolidation in the industry and the departure of many home health care providers as a result of the adoption of the IPS reimbursement regulations and the resulting overall decrease in Medicare reimbursement. In 1997, there were approximately 10,000 Medicare certified home health care providers as reported by

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the National Association for Home Care on its Internet web site at www.nahc.org.
By 1998, there were only approximately 9,000. MCS had approximately 800 active customers at December 31, 1997, approximately 750 active customers at December 31, 1998 and approximately 570 active customers at September 30, 1999. An active MCS customer is one which is current on its payments under its maintenance contract and has logged at least one telephone call with the MCS telephone support center within the last six months.

     As of September 30, 1999, MCS' backlog was approximately $1,010,000, compared to approximately $840,000 as of September 30, 1998.

     MCS' inventory consists primarily of computer hardware and related equipment, which is sold together with applications software as an integrated package, and a supply of third-party software licenses. MCS attempts to maintain a thirty-day supply of many hardware items so that delivery of completed systems can be made on a timely basis.

COMPETITION

     The market for computer software to support the home health services information services industry is intensely and increasingly competitive. Because of the breadth of its overall product offering, MCS competes with many companies offering alternative solutions for home health services industry needs. Some of these firms have greater financial, marketing and technical resources than MCS. They may be able to adapt more quickly to new or emerging technologies and standards or changes in customer requirements, and they may be able to devote greater resources to the promotion and sale of their products than can MCS.

     MCS believes that the principal competitive factors affecting the home health information technology market include technical performance and product attributes such as:

     - features and functionality,

     - portability,

     - reliability,

     - ease of use,

     - adaptability and scalability,

     - product technology platform,

     - product reputation,

     - product quality,

     - customer service and support,

     - price,

     - ability to integrate with products produced by other vendors,

     - quality and development assurance,

     - the effectiveness of sales and marketing efforts, and

     - company reputation and financial strength.
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     Partly as a consequence of the recent consolidation in the home health care industry, home health care providers tend to offer a wider variety of services. MCS believes that its integrated MestaMed system offers an advantage in terms of convenience and lifetime service costs to such providers over competitors' stand-alone software designed to address single types of services. Unlike stand-alone systems, MestaMed's integrated system does not require re-keying patient, insurance and other data if a provider wishes to offer additional services to an existing patient. However, the initial cost of MestaMed for a single use is higher than the cost of many of its stand-alone competitors.

     MCS believes that the home health care services industry is increasingly being dominated by hospital based "integrated delivery networks". MCS has not established a relationship at this time with a supplier of information systems to hospital-based delivery systems. It has, however, recently entered into an agreement with the Volunteer Hospital Association whereby its products are recommended to the Association's members as the preferred solution for their home health services information systems needs. The Volunteer Hospital Association has 1,500 member hospitals of whom 600 have home health agencies, 150 are home medical equipment providers and 130 are home infusion providers.

     There can be no assurance that MCS will be successful in competing in the future with respect to these or other factors.

SALES AND MARKETING

     MCS markets MestaMed through its 19 person sales and marketing department. MCS' sales force is split geographically into east and west divisions. Sales people specialize in selling primarily to home medical equipment and infusion providers or home health care agencies. Sales people from both areas work together to sell to integrated providers. Sales people work from their homes. A small headquarters sales staff sells add-on software modules, accessories, supplies and training to existing customers.


     MCS markets its products through advertisements in two national home health care journals, attendance at 30 to 40 trade shows per year and direct mail. Word of mouth from satisfied customers is an important part of MCS' marketing. MCS' foreign sales are not significant.


TRAINING

     MCS offers its customers training at its Pittsburgh location, at its new training facility in Pleasanton, California and on-site at the customer's offices. MestaMed addresses the complex needs of the home health care market. As a result, it is a complex program and requires substantial effort to train operators. The "green-screen" technology used by current versions of MestaMed requires substantial training of customers' operators. Initial training is often included in the purchase price of new systems. On-going training is billed separately. MCS expects that the next generation of MestaMed will result in lower training costs because of the "user friendliness" of graphical user interfaces and integrated help features of modern development tools. As of September 30, 1999 MCS had approximately 38 support service analysts who are available to provide training to customers. MCS offers three types of classroom training:

     - Installation and initial training,

     - On-site training services, and

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     - Training seminars.

     In 1999, MCS has offered nearly 50 seminars to its customers. These range from classes on network communications to making home health agency businesses more efficient.

     In February 1998, MCS acquired Mentor/CBT, a computer-based training tool and content set. Computer-based training allows customers the opportunity to lower their training costs, especially for small numbers of employees such as new hires, by purchasing a reusable CD-ROM. As of the second quarter of 1999, MCS is refocusing its training division to provide more generic industry-wide content in addition to its product specific content for Internet and computer-based training. Computer-based training generated revenues of approximately $128,000 in 1998 and approximately $76,000 for the first nine months of 1999.

CUSTOMER SERVICE


     Customers who have entered into a maintenance agreement have access to MCS' customer service center at MCS' headquarters in Pittsburgh. The customer service center provides telephone assistance to customers. As of September 30, 1999, MCS had 68 support service analysts, including the 38 training analysts described above. MCS is installing an improved voice mail and telephone communication system and reorganizing its customer service department to deliver "real-time" customer support to improve customer service and operating efficiency. MCS expects to have the reorganization completed in early 2000.


CONSULTING

     MCS Management Services division offers customers consulting services relating to improving accounts receivables, collection and reimbursement functions and generally improving the efficiency of home medical equipment businesses. This division has three employees with many years of experience in validating and collecting accounts receivable generated by home medical equipment providers. It generated revenues of approximately $808,000 in 1998 and approximately $634,000 through September 30, 1999.

PROPRIETARY RIGHTS AND LICENSES

     MCS depends upon a combination of copyrights and restrictions on access to its trade secrets to protect its proprietary rights. MCS distributes its products under software license agreements tied to specific computer units which grant customers a non-exclusive license to MCS products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of those products. Generally, MCS products are furnished to customers in both object and source code form under an obligation of confidentiality. In addition, MCS generally enters into confidentiality agreements with its management and programming staff and limits access to and distribution of its proprietary information.


     While MCS has not federally registered any of its copyrights, it generally includes copyright notices in its software. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of MCS products or to obtain information that MCS regards as proprietary. Unregistered copyrights are still protected under federal law, although a copyright holder must first register a copyright to sue another person for infringement of that copyright under federal law. This may be done immediately prior to


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bringing a suit. Obtaining registered copyrights on software often requires disclosure of at least portions of the underlying software code. In addition, software code changes so frequently that constant updates would be required to keep a useful copyright current. Therefore, MCS has elected not to register its copyrights at this time, although it is free to do so at any time.

     MCS believes that, due to the rapid pace of innovation within the software industry, factors such as its domain knowledge, the technological and creative skills of its personnel and ongoing reliable product maintenance and support are more important in establishing and maintaining a leadership position within the industry than are the various legal protections of its technology.

     All trademarks and registered trademarks used herein are the property of their respective owners.

EMPLOYEES

     Because of the importance of systems development to MCS, programming, sales and support personnel are a primary resource. As of September 30, 1999, MCS had a total of 137 employees nationwide, consisting of 19 in sales and marketing, 30 in programming and development, 6 in computer-based training, 3 in the management services division, 68 in support training and education, and 10 in executive, finance and administration. These figures do not include 9 employees who worked on ProfitWorks and who were transferred to Mestek on September 1, 1999.

     MCS' success is highly dependent on its ability to attract and retain qualified employees. Competition for employees is intense in the software industry, and an inability to attract and retain qualified development and sales personnel, in particular, could postpone product release schedules and adversely affect MCS' ability to generate revenue.

     None of MCS' employees is represented by a labor union or is the subject of a collective bargaining agreement with respect to his or her employment with MCS. MCS has never experienced a work stoppage and believes its relations with its employees are good.

EXECUTIVE OFFICES

     MCS' principal executive offices are located at 400 Penn Center, Pittsburgh, Pennsylvania 15235 and the telephone number is 412-823-7440.

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ITEM 2.  FINANCIAL INFORMATION

                            SELECTED FINANCIAL DATA

     The selected financial data shown below summarizes MCS' financial operations only. MCS' ProfitWorks segment was distributed to the parent company, Mestek, Inc., on September 1, 1999. Accordingly, MCS has accounted for the operations of the ProfitWorks segment prior to that date as a discontinued operation in accordance with Accounting Principles Board Opinion No. 30. The distribution of the assets and liabilities of the ProfitWorks segment has been accounted for as a disposal of a discontinued segment in accordance with Accounting Principles Board Opinion No. 30.


     The following selected financial data have been derived from and should be read in conjunction with "MCS Management's Discussion and Analysis of Financial Condition and Results of Operations" and the MCS Financial Statements and notes thereto included in this Form 10. For a description of the basis of presentation of the historical financial data of MCS, see Note 1 to the Financial Statements.


     The statement of operations data set forth below for each of the three years in the period ended December 31, 1998 and the balance sheet data at December 31, 1998 and 1997 are derived from the MCS Financial Statements and notes thereto included in this Form 10. The MCS Financial Statements for the years 1998, 1997 and 1996 have been audited by Grant Thornton LLP. The statement of operations data set forth for the years ended December 31, 1995 and 1994, and the nine months ended September 30, 1999 and 1998, and the balance sheet data at December 31, 1995 and 1994, and at September 30, 1999 and 1998 are unaudited.

     Because MCS operated as a wholly owned subsidiary of Mestek during the periods reflected in the following selected financial data, it may have recorded different results had it been operated independently of Mestek. Therefore, the financial information presented below is not necessarily indicative of the results of operations or financial position that would have resulted if MCS had been a separate, stand-alone business during the periods shown, or of its future performance as a separate, stand-alone business.

                                                NINE MONTHS
                                                   ENDED
                                               SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                             -----------------   -----------------------------------------------
                                              1999      1998      1998      1997      1996      1995      1994
                                             -------   -------   -------   -------   -------   -------   -------
                                                (UNAUDITED)             (IN THOUSANDS             (UNAUDITED)
                                                                   EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues from Continuing Operations........  $12,579   $10,962   $14,901   $15,433   $14,636   $13,865   $13,319
Income from Continuing Operations..........      477       691     1,026     1,768     1,708     1,552     1,279
Income from Discontinued Operations........      151       227       403       241       149       101        74
Net income.................................      628       918     1,429     2,009     1,857     1,653     1,353
BASIC AND DILUTED EARNINGS PER SHARE:
  From Continuing Operations...............      477       691     1,026     1,768     1,708     1,552     1,279
  From Discontinued Operations.............      151       227       403       241       149       101        74
                                             -------   -------   -------   -------   -------   -------   -------
                                                 628       918     1,429     2,009     1,857     1,653     1,353
                                             =======   =======   =======   =======   =======   =======   =======
BALANCE SHEET DATA:
Cash and cash equivalents..................       33        38        60        40        34       251       160
Working capital............................   (1,258)   (1,499)   (1,745)   (2,110)   (1,754)   (1,092)     (607)
Total assets...............................    5,316     5,146     5,279     4,895     4,489     4,650     4,865
Total long-term liabilities................       --        --        --        --        --        --        --
Stockholders' equity.......................     (434)     (723)     (981)   (1,640)   (1,312)     (843)     (397)

                    MCS MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING INFORMATION

     This Registration Statement on Form 10 contains forward-looking statements, which are subject to inherent uncertainties. These uncertainties include, but are not limited to, changes in the health care regulatory environment, changes in information technology, the broad economic effect of the year 2000 problem, customer preferences, general economic conditions and increased competition. All of these uncertainties are difficult to predict, and are beyond the ability of MCS to control.

     Certain statements contained herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect MCS' current expectations concerning future results and events. The words "believes", "expects", "intends", "plans", "anticipates", "likely", "will", "results", "estimates", "projects" or similar expressions are intended to identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of MCS or industry results, to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements.

     Readers are cautioned not to place undue reliance on these forward-looking statements which reflect management's view and speak only as of the date of this report.

OVERVIEW

     In accordance with the requirements of the MCS/Simione merger agreement, MCS distributed its ProfitWorks segment to Mestek on September 1, 1999. The distribution has been accounted for as a disposal of a business segment in accordance with Accounting Principles Board Opinion No. 30. The assets and liabilities distributed represent the operating assets and liabilities directly connected to the operation of the ProfitWorks business. The liabilities distributed exceeded the accounting basis of the assets distributed and, accordingly, MCS recorded a contribution to paid in capital at the time of the distribution.

     The business of MCS is related to the sales and service of business applications software for the home health services information systems marketplace. Services to customers include:

     - preparation of computer programs and software to meet customer needs,

     - providing computer hardware when required,

     - installing the system at the customer's business,

     - providing continuing support services, and

     - providing classroom and computer-based training on its software.

     MCS' principal product, MestaMed, does not typically require significant customization or lengthy implementation periods. Accordingly, MCS invoices its customers for software licenses and related hardware sales after both hardware and software have been delivered and accepted and related contracts, including software licenses, have been executed.

     MCS invoices its customers for software maintenance and telephone support (other than first year maintenance and support) on an annual basis. Such billings are treated as deferred revenues on MCS' balance sheet and are thereafter amortized off to revenue over twelve months using the straight-line method.

     In addition to software licenses, software maintenance and support, and related hardware, MCS also provides a number of ancillary services including training, consulting and after-hours support. Revenues from such services are recognized monthly as such services are performed and billed.

     Unbilled receivables represent revenues earned in the current period but not billed until future dates, usually within one month.

     In June 1999, MCS entered into an agreement with Winfield Software, Inc. to develop specifications and design layouts for Phase I of a new generation of MestaMed. Phase I is intended to produce a next-generation version of MestaMed comprising billing and operational functionality targeted to home medical equipment providers. Phase I is divided into two stages.


     The first stage, incorporating the specifications and design layouts being produced by Winfield Software, will cost $300,000, of which $80,000 has been incurred and expensed as of September 30, 1999. The balance of the first stage expenses are expected to be incurred and expensed prior to March 31, 2000. The second stage of Phase I, implementing the specifications and generating the software code, is expected to cost approximately $1,200,000 and to be completed prior to December 31, 2000. MCS expects to finance the cost of the second stage through its own operating cash flows and, to the extent necessary, through the combined credit facilities of MCS and Simione subsequent to the merger.


     MCS expects that upon completion of Phase I, it will have a next-generation version of MestaMed that it can market to home medical equipment providers. Phase II, and other subsequent product development phases, will be primarily aimed at adding product functionality to the next-generation MestaMed software intended for home health agencies, including integrating the point-of-care and front office functionality already contained in the existing, next-generation CareCentric product, as well as specifying and developing the billing and other back office functionality similar to that contained in the MestaMed and Simione STAT II legacy products. Future development phases are also expected to include specifying and developing other historical MestaMed and STAT II functions, including those targeted to other home health service lines such as infusion therapy, hospice, and rehabilitation.

RESULTS OF OPERATIONS

                                  1998 VS 1997

     MCS reported reduced revenues, margins and operating profits in 1998 compared to 1997 as indicated in the following table:


                                           1998        %        1997        %
                                          -------    ------    -------    ------
                                          ($000)               ($000)
Net sales.............................    $14,901    100.00%   $15,433    100.00%
Gross profit..........................      5,676     38.09      6,548     42.43
Operating income......................      1,665     11.17      2,889     18.72


     Reimbursement restrictions imposed upon Medicare providers, MCS' customer base, in 1998 by the Balanced Budget Amendment adversely affected the home health care information systems marketplace and resulted in reduced revenues both industry-wide and for MCS. In addition, costs incurred by MCS in its efforts to address year 2000 functionality in certain of its products, and in other product development initiatives, adversely impacted operating profits in 1998. Profit margins were reduced in 1998 relative to 1997 due in part to the addition of a number of software support specialists in 1998.


     The following table reflects MCS' revenues and gross profits by reference to its internal product and services classifications:



                                      1998                                1997
                        ---------------------------------   ---------------------------------
                                           GROSS                               GROSS
                         SALES      %      MARGIN     %      SALES      %      MARGIN     %
                        -------   ------   ------   -----   -------   ------   ------   -----
Consulting services...  $   720     4.83%  $  446   61.94%  $   420     2.72%  $  232   55.24%
Time & material
  billing.............    1,342     9.01      112    8.35     1,188     7.70      119   10.02
Maintenance...........    3,475    23.32      184    5.29     3,268    21.18      477   14.60
Educational
  services............      543     3.64       49    9.02       496     3.21       45    9.07
Other services........      884     5.93       32    3.62       922     5.97       65    7.05
MestaMed system
  software............    4,294    28.82    3,412   79.46     5,084    32.94    4,420   86.94
MestaMed system
  hardware............    1,134     7.61      126   11.11     1,606    10.41      145    9.03
Add-on hardware.......      972     6.52       88    9.05     1,390     9.01      122    8.78
Add-on software.......    1,537    10.32    1,227   79.83     1,059     6.86      923   87.16
          Total
            sales.....  $14,901   100.00%  $5,676   38.09%  $15,433   100.00%  $6,548   42.43%



     The cost of sales for Maintenance includes the cost of MCS' support staff plus a proportionate share of MCS' product development staff (exclusive of new product development staff). Revenues related to MestaMed system hardware represent a portion of revenues from sales of MestaMed systems. The margins reported for MestaMed system hardware are relatively narrow reflecting MCS' assumption that its principal "value added" lies in its MestaMed software. The gross profit margins for Maintenance and MestaMed systems software were reduced in 1998 compared to 1997 due to increased spending on MCS' support and product development infrastructure.


     MCS' selling expenses, as a percentage of total revenues, increased from 12.47% in 1997 to 14.92% in 1998 due to reduced sales in 1998, as more fully discussed above, and increases in sales personnel. MCS added four sales representatives and a marketing coordinator in 1998. MCS' general and administrative expenses, as a percentage of total revenues, decreased from 11.24% in 1997 to 10.45% in 1998 due to a reduction in MCS' bonus provision for 1998.

                                  1997 VS 1996

     MCS reported improved revenues and operating profits in 1997 compared to 1996 as indicated in the following table:

                                               1997       %        1996       %
                                              -------   ------    -------   ------
                                              ($000)              ($000)
Net sales...................................  $15,433   100.00%   $14,636   100.00%
Gross profit................................    6,548    42.43      6,286    42.95
Operating income............................    2,889    18.72      2,814    19.23

     Increased revenues in 1997 were principally the result of $230,000 in increased sales of add-on software, and $340,000 in increased revenues from the Management Services division that was added in 1996. The Management Services division provides consulting services to home medical equipment providers regarding accounts receivable and reimbursement management.


     The following table reflects MCS' revenues and gross profits by reference to its internal product and services classifications:



                                      1997                                1996
                        ---------------------------------   ---------------------------------
                                           GROSS                               GROSS
                         SALES      %      MARGIN     %      SALES      %      MARGIN     %
                        -------   ------   ------   -----   -------   ------   ------   -----
Consulting services...  $   420     2.72%  $  232   55.24%  $   128     0.88%  $   13   10.16%
Time & material
  billing.............    1,188     7.70      119   10.02     1,047     7.15       86    8.21
Maintenance...........    3,268    21.18      477   14.60     3,040    20.77      156    5.13
Education services....      496     3.21       45    9.07       350     2.39       32    9.14
Other services........      922     5.97       65    7.05       794     5.42       40    5.04
MestaMed system
  software............    5,084    32.94    4,420   86.94     5,463    37.33    4,940   90.43
MestaMed system
  hardware............    1,606    10.41      145    9.03     1,181     8.07      107    9.06
Add-on hardware.......    1,390     9.01      122    8.78     1,804    12.33      164    9.09
Add-on software.......    1,059     6.86      923   87.16       829     5.66      748   90.23
          Total
            sales.....  $15,433   100.00%  $6,548   42.43%  $14,636   100.00%  $6,286   42.95%



     The cost of sales for Maintenance includes the cost of MCS' support staff plus a proportionate share of MCS' product development staff (exclusive of new product development staff). Revenues related to MestaMed system hardware represent a portion of revenues from sales of MestaMed systems. The margins reported for MestaMed system hardware are relatively narrow reflecting MCS' assumption that its principal "value added" lies in its MestaMed software. The gross profit margin on Maintenance improved in 1997 compared to 1996 as a result of increased revenues and relatively unchanged fixed costs.


     MCS' selling expenses as a percentage of total revenues increased slightly from 12.26% in 1996 to 12.47% in 1997. The principal factor affecting this increase was an increase in commission expense. MCS' general and administrative expenses, as a percentage of total revenues, decreased slightly from 11.46% in 1996 to 11.24% in 1997.

RESULTS OF OPERATIONS (UNAUDITED INTERIM DATA)

     In the nine-month period ended September 30, 1999, MCS reported increased revenues and margins, but reduced operating income compared to the nine-month period ended September 30, 1998, as indicated in the following table:

                                 NINE-MONTHS                    NINE-MONTHS
                                    ENDED                          ENDED
                              SEPTEMBER 30, 1999     %       SEPTEMBER 30, 1998     %
                              ------------------   ------    ------------------   ------
                                    ($000)                         ($000)
Net sales...................       $12,579         100.00%        $10,962         100.00%
Gross profit................         4,910          39.03           3,990          36.40
Operating income............           757           6.02           1,124          10.25


     Sales of MCS' core MestaMed product increased significantly in the first nine months of 1999, accounting for most of MCS' revenue growth. Significant product development and product support related costs were also incurred during this period resulting in decreased operating income for MCS despite the growth in revenues. MCS is pursuing a number of product development initiatives designed to assist with the migration of its core products to more modern operating system environments. MCS is also undertaking a redesign of its product support infrastructure with a view to improving the quality and timeliness of the support function.



     The following table reflects MCS' revenues and gross profits by reference to its internal product and services classifications:



                                 NINE MONTHS ENDED                   NINE MONTHS ENDED
                                  SEPTEMBER 1999                      SEPTEMBER 1998
                         ---------------------------------   ---------------------------------
                                            GROSS                               GROSS
                          SALES      %      MARGIN     %      SALES      %      MARGIN     %
                         -------   ------   ------   -----   -------   ------   ------   -----
Consulting services....  $   550     4.37%  $  295   53.64%  $   511     4.66%  $  309   60.47%
Time & maintenance
  billing..............      972     7.73       20    2.06     1,028     9.38       84    8.17
Maintenance............    2,784    22.13       63    2.26     2,632    24.01      138    5.24
Educational services...      330     2.62       30    9.09       361     3.29       33    9.14
Other services.........      602     4.79       11    1.83       652     5.95       23    3.53
MestaMed system
  software.............    4,457    35.43    3,457   77.56     2,795    25.50    2,275   81.40
MestaMed system
  hardware.............      964     7.66       87    9.02     1,054     9.62       95    9.01
Add-on hardware........      786     6.25       72    9.16       747     6.81       68    9.10
Add-on software........    1,134     9.02      875   77.16     1,182    10.78      965   81.64
         Total sales...  $12,579   100.00%  $4,910   39.03%  $10,962   100.00%  $3,990   36.40%



     The cost of sales for Maintenance includes the cost of MCS' support staff plus a proportionate share of MCS' product development staff (exclusive of new product development staff). Revenues related to MestaMed system hardware represent a portion of revenues from sales of MestaMed systems. The margins reported for MestaMed system hardware are relatively narrow reflecting MCS' assumption that its principal "value added" lies in its MestaMed software. The gross profit margins for Maintenance and MestaMed systems software were reduced in the first nine months of 1999 compared to the first nine months of 1998, due to increased spending on MCS' support and product development infrastructure.


     MCS' selling expenses, as a percentage of total revenues, increased from 14.51% in the first nine months of 1998 to 17.00% in the first nine months of 1999 due to the cost associated with engaging an outside marketing consultant to conduct market research and create strategic planning initiatives for MCS. Selling expenses were also affected by a revised compensation program for sales personnel which increased salaries in 1999. MCS' general and administrative expenses, as a percentage of total revenues, decreased from 10.14% in the first nine months of 1998 to 9.40% in the first nine months of 1999 reflecting the effect of increased revenues.


     MCS expended approximately $831,000 on new product development in the first nine months of 1999. These expenditures included the following:



     - approximately $507,000 on Mentor, an integrated, networked system for the development, administration, and delivery of interactive, multimedia computer based training. No further development costs on this project are anticipated.



     - approximately $134,000 on the development of an Open Data Base Connectivity (ODBC) interface to MestaMed. The project was 90% complete at September 30, 1999, and will be available for sale in the first quarter of 2000. MCS expects that no further development monies will be expended on the ODBC project.



     - approximately $110,000 on the conversion of MestaMed file maintenance programs into a Graphical User Interface (GUI), Windows compatible format. MCS expects that GUI development will continue until the completion of the next generation version of MestaMed, but GUI development costs through the end of 2000 are not expected to be substantial.



     - approximately $80,000 on the development of a next generation of MestaMed. MCS expects to spend an additional $220,000 to complete Phase I of this project by March 31, 2000, and an additional $1.2 million to complete Phase II of this project by December 31, 2000.



In addition to the product development costs referenced above, MCS currently anticipates spending approximately $160,000 on other product development projects in 2000.


YEAR 2000 DISCLOSURE

     The following information is being provided as a Year 2000 Readiness Disclosure Statement, and is subject to the provisions of the Year 2000 Information and Readiness Disclosure Act.

     MCS released a year 2000 compliant version of its principal product, MestaMed, in September 1998, known as the MestaMed Version II.8. Version II.8 is capable of accurately processing calendar date information, including calculating, comparing and sequencing to or from dates in the twentieth and the twenty-first centuries.

     MestaMed runs on a number of different software operating systems and hardware platforms. The principal operating environments include Alpha/VMS, from Compaq (formerly Digital Equipment Corporation), RS6000/AIX from IBM, Pentium/UNIX from Intel and the Santa Cruz Operation (SCO), and Pentium/Windows NT from Intel and Microsoft. These hardware and software suppliers have represented to the public that their respective operating environments are generally year 2000 compliant.

     MCS has worked closely with its customers covered under a current software maintenance and support agreement, to apply the necessary operating system patches and to install MestaMed Version II.8. Most of these customers have completed this process and several have subsequently performed their own independent year 2000 testing. No year 2000 related problems have been reported as a result of this additional testing. A small number of eligible customers remain to be upgraded.

     A small percentage of MCS' customers are running MestaMed on relatively older platforms, primarily a discontinued version of SCO UNIX running on old Intel X86 processors, for which the vendors earlier announced that they would not be providing the necessary changes to make these environments year 2000 compatible. Since that announcement in the fall of 1998, MCS has worked diligently to disclose this situation to these customers and to encourage them to upgrade to similar, year 2000 compatible hardware and software platforms. MCS further notified these customers that due to this circumstance outside MCS' control, MCS would not be able to renew their annual software maintenance and software contracts unless they so upgraded.


     MCS does not expect its customer base to experience broad-scale, year 2000-related failures for any reasons within MCS' control or influence. MCS' worst-case scenario would be limited to a relatively small number of customers who for unanticipated reasons might experience a year 2000-caused failure. To cover such a circumstance, MCS developed a year 2000 contingency plan that required special teams to be on-call over the New Year's holiday period. Should a customer experience what it believes to be a year 2000-caused failure, the MCS year 2000 contingency team will confirm that any such failures are in fact year 2000-related and, as necessary, will correct any defects in MestaMed and/or work with the operating system and hardware vendors to provide any corrections that may be their responsibility. For the reasons mentioned above, MCS does not believe that its exposure to its customer base in relation to year 2000 functionality in its products is or will be material.


     MCS recognizes that both its customers and its suppliers are exposed to many year 2000 related risks in addition to the risks discussed above regarding MCS' products. MCS does not have any reliable means to measure the risks faced in this regard by its customers or suppliers. Should the impact of these unrelated year 2000 risks be severe for one or more of its key suppliers or one or more of its key customers, the impact on MCS' operations could be material.


     MCS' STATE OF READINESS. For its internal business applications systems and hardware, MCS believes that from a year 2000 readiness perspective it has only its financial accounting systems to address. In light of the proposed merger with Simione, MCS plans to integrate its accounting system with Simione's accounting system. Due to the delays encountered relative to the planned closing date of the merger, MCS has implemented for its internal use its upgraded year 2000 compliant general ledger, accounts payable and payroll modules and its MestaMed Version II.8 for order entry and accounts receivable.



     COSTS INCURRED RELATIVE TO YEAR 2000 SOLUTIONS. MCS estimates that its total cost of addressing year 2000 functionality was approximately $750,000 over the two-year period ended on December 31, 1999. Of this total, MCS had incurred approximately $598,000 as of December 31, 1998. For the nine-month period ending September 30, 1999, MCS additionally incurred approximately $102,000.

LIQUIDITY AND CAPITAL RESOURCES

     MCS is a wholly owned subsidiary of Mestek, Inc., a public company traded on the New York Stock Exchange. As such, MCS has historically distributed substantially all of its free cash flow to Mestek in the form of an annual dividend. Dividends paid were $161,000 in 1999, $770,000 in 1998, $2,337,000 in
1997 and $2,326,000 in 1996. MCS does not expect to pay dividends in the future.

     MCS' historical access to capital has been through an unrestricted intercompany account with Mestek. Access to capital in this manner will remain in place for normal recurring operating expenditures through the date of closing of the merger with Simione. MCS has historically generated positive cash flow for Mestek each year and, as such, MCS owed no intercompany debt to Mestek, or other long-term debt, as of December 31, 1998 or December 31, 1997. Accordingly, MCS reported no interest expense in either 1998 or 1997. MCS' net cash flow to Mestek subsequent to the date of the merger agreement in May 1999 has been negative resulting in a net payable to Mestek of $637,000 as of September 30, 1999. As more fully described in Note 1 to the MCS financial statements, if such payable to Mestek remains outstanding at the closing it will become due and payable at the closing.


     A number of factors adversely impacted MCS' cash flow during the nine months ended September 30, 1999 including (1) a change in commission payment policy from quarter-end to month-end ($344,000), (2) a net reduction in customer deposits ($201,000) between December 31, 1998 and September 30, 1999, due to an unusually large receipt of deposits in December 1998, (3) deposits paid by MCS in relation to software development work being undertaken in 1999 ($127,000) (as more fully described in Note 4 to the MCS financial statements on page F-10),
(4) a net reduction in trade payables since December 31, 1998 of $177,000, principally as a result of a change in payroll deposit procedures which accelerated the payments of monthly payroll tax deposits, (5) the payment of a dividend in relation to the period January 1, 1999 to March 26, 1999 ($161,000), and (6) capital spending in the nine months ended September 30, 1999 of $206,000, of which $138,000 was for computer equipment and furniture, $25,000 was for a new exhibit booth, $18,000 was for software development tools, and $7,000 was for the purchase of sales tracking software for remote sales representatives.



     MCS' liquidity has also been negatively effected by the financial conditions prevailing in the home health care marketplace which have deteriorated over the last several years due to reduced levels of Medicare reimbursement for home care services. MCS' "days sales outstanding", a measure of liquidity which expresses a company's receivables in terms of the number of days of revenue contained therein, have increased as follows:



1997........................................................  80 days
1998........................................................  90 days
1999 (nine months)..........................................  94 days



     Most of MCS' MestaMed customers are dependent upon Medicare, Medicaid and/or managed care reimbursement policies, which determine both the level of reimbursements allowed and timing of reimbursement payments, and MCS' liquidity, in turn, is directly affected by these policies. While there have been some recent indications that future reimbursement levels for the home health care industry may be increased slightly over those which prevailed in 1999, significant uncertainty remains as to the federal government's long term policy in this area and accordingly the effects on MCS are difficult to predict.

     If the merger is consummated, MCS will no longer have unrestricted access to capital from Mestek. MCS, as a division of Simione, will be dependent upon Simione for all its capital needs, including support for the product development initiatives described earlier. Simione's principal credit facility is a $5.0 million receivables backed commercial line of credit, under which Simione must maintain certain levels of liquidity and aging of accounts receivable. At December 31, 1999, Simione had a maximum borrowing capacity of approximately $1.2 million from this facility. It is expected that MCS' accounts receivable, inventory, equipment and general intangibles will supplement the "borrowing base" established under Simione's principal credit facility resulting in additional borrowing capacity. There can be no assurance, however, that such additional borrowing capacity will be sufficient for MCS' needs. The cost of capital, in any event, will be substantially higher than that reflected in MCS' historical financial statements since MCS has operated historically as a wholly owned subsidiary of Mestek and, as such, incurred no interest expense. MCS' long term access to capital will depend in large part on the success of its pending next generation MestaMed product, the collective success of other divisions of Simione, the ability of MCS to attract capital within the Simione organization, and the overall financial condition of the home health care providers which constitute MCS' and Simione's customers.


ITEM 3.  PROPERTIES

     MCS leases office space in Pittsburgh (Monroeville), Pennsylvania, which houses its principal offices and computer facility used in the computer software development and system design business. MCS recently extended the term of this lease until September 30, 2005, with the consent of Simione. MCS has also recently leased office space in Pleasanton, California to provide more convenient training facilities and support for its West Coast customers.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     Mestek owns all of the capital stock of MCS prior to the spin-off. Immediately after the spin-off, the Mestek stockholders as of the record date of the spin-off will own all of the common stock of MCS pro rata in proportion to their respective holdings of Mestek common stock. As of December 31, 1999, there were 8,757,703 shares of Mestek common stock outstanding.



     Under the proxy rules of the Securities and Exchange Commission, a person who directly or indirectly has or shares voting power and/or investment power with respect to a security is considered a beneficial owner of the security. Shares as to which voting power and/or investment power may be acquired within 60 days are also considered as beneficially owned under these proxy rules. The table below sets forth information that MCS has received from or on behalf of the persons named concerning the beneficial ownership of Mestek's common stock by each person who beneficially owns Mestek common stock, each of the MCS directors, each of MCS' executive officers and all of MCS' directors and executive officers as a group. The only persons known by MCS to be the beneficial owners of more than 5% of Mestek common stock as of December 31, 1999 are John E. Reed and Stewart B. Reed, both of whom are directors of Mestek and MCS. The address of each of Messrs. J.E. Reed and S.B. Reed is 260 North Elm Street, Westfield, Massachusetts 01085. The amount and nature of their beneficial ownership is included in the table below. Assuming that the number of outstanding shares of Mestek common stock does not change and the holdings of the persons listed below do not change prior to the spin-off, the persons listed below will own the same number and percentage of MCS shares of common stock immediately after the spin-off and, if applicable, immediately prior to the merger with Simione.


                                         NUMBER OF SHARES OF COMMON
NAME OF BENEFICIAL OWNER                  STOCK BENEFICIALLY OWNED    PERCENT OF CLASS
------------------------                 --------------------------   ----------------
5% STOCKHOLDERS:
John E. Reed(1)........................          3,297,993                 37.66%
Stewart B. Reed(2).....................          2,210,387                 25.24
DIRECTORS AND EXECUTIVE OFFICERS:
John E. Reed...........................          3,297,993                 37.66
Stewart B. Reed........................          2,210,387                 25.24
Winston R. Hindle, Jr. ................              9,000                     *
Nick Kakavis...........................              9,520                     *
William A. Thomasmeyer.................                 --                     *
Michael L. Quinn.......................              3,600                     *
Stephen M. Shea........................              3,000                     *
DIRECTORS AND EXECUTIVE OFFICERS
  COMBINED:
All combined (7 persons)...............          5,533,500                  63.2


-------------------------

  * less than 1%


(1) Excludes 13,307 shares of common stock held by his wife and 13,307 shares of common stock held by a family trust for which he is not trustee, to which he disclaims ownership. Excludes 1,712,691 shares of common stock held by John
    E. Reed as trustee for various family trusts, but for which he disclaims beneficial ownership; of the 1,712,691 shares disclaimed by John E. Reed, 1,325,833 shares are included in the shares listed as beneficially owned by his son, Stewart B. Reed, per note (2) below. Includes 524,994 shares of common stock owned by Sterling Realty Trust, a Massachusetts business trust of which John E. Reed is the trustee and of which he and a family trust are the beneficiaries.



(2) Includes 1,325,833 shares of common stock owned by the Stewart B. Reed Trust, of which Stewart B. Reed is the beneficiary and John E. Reed is the trustee.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

     Currently, MCS' directors are John E. Reed, Stewart B. Reed, Winston R. Hindle, Jr., Nick Kakavis, Michael L. Quinn and William A. Thomasmeyer. Mestek elected all of the directors as MCS' sole stockholder. Immediately after the spin-off, the MCS board of directors and the executive officers of MCS are not expected to change.

     The following table sets forth the names, ages and positions of the directors and executive officers of MCS.


NAME                                     AGE                 POSITION
----                                     ---                 --------
John E. Reed...........................  84    Chairman of the Board of Directors
Stewart B. Reed........................  51    Director
Winston R. Hindle, Jr. ................  68    Director
Nick Kakavis...........................  63    Director
William A. Thomasmeyer.................  45    Director, President & CEO
Michael L. Quinn.......................  46    Director, Vice President --
                                                 Operations
Stephen M. Shea........................  42    Senior Vice President -- Finance and
                                                 Treasurer


     JOHN E. REED has been the Chairman of the Board of Directors of MCS since 1986. Mr. Reed is also a director of Mestek, a position he has held since 1989, and Mr. Reed has served as the President and Chief Executive Officer of Mestek since 1989. Prior to the 1986 Merger of Mestek and Reed National Corp., Mr. Reed served as the President and Chief Executive Officer of Reed National Corp. since he founded it in 1946. Mr. Reed is also a director of Wainwright Bank & Trust Company of Boston, Massachusetts.

     STEWART B. REED has been a director of MCS since 1987. Mr. Reed is also a director of Mestek, a position he has held since 1986. Mr. Reed served as Executive Vice President of Mestek from 1986 to 1996. Prior to the 1986 Merger of Mestek, Inc. and Reed National Corp., Mr. Reed had been Executive Vice President of Reed National Corp. in charge of corporate development. Mr. Reed had been employed by Reed National Corp. since 1970. Mr. Reed is the son of John
E. Reed, Chairman of the Board, President and Chief Executive Officer of Mestek and the Chairman of the Board of MCS.

     WINSTON R. HINDLE, JR. has been a director of MCS since 1994. Mr. Hindle is also a director of Mestek, a position he has held since 1994, and he has also served on Mestek's Executive Committee since 1997. Mr. Hindle retired from Digital Equipment Corporation as a Senior Vice President in July 1994. Mr. Hindle currently serves as a director of National Northeast Corporation, a subsidiary of Mestek. He is also a director of Keane, Inc. of Boston, Massachusetts and CP Claire Corporation of Beverly, Massachusetts.

     NICK KAKAVIS has been a director of MCS since its inception in 1981. Mr. Kakavis served as MCS' President and Chief Executive Officer from 1981 until January 1, 1999, and is currently President Emeritus. Mr. Kakavis worked in various engineering and controls related functions for Mestek from 1958 until the inception of MCS in 1981.

     WILLIAM A. THOMASMEYER has been a director and President and Chief Executive Officer of MCS since January 1999. From September 1997 until December of 1998, Mr. Thomasmeyer was President of Mestek Technology, a Mestek subsidiary founded to pursue the acquisition of software companies in markets complementary to MCS. Prior to 1997, Mr. Thomasmeyer served as the President and Chief Executive Officer of Virtual Microsystems, Inc. and Logicraft Information Systems.

     MICHAEL L. QUINN has served as Vice President -- Operations of MCS since 1985, supervising sales, product development and support, and as a director of MCS since 1992.

From 1977 to 1985, Mr. Quinn worked in various programming and sales capacities for MCS and its parent company.

     STEPHEN M. SHEA has been Senior Vice President-Finance of MCS since 1994 and was Vice President-Finance of MCS prior to 1994. Mr. Shea has been employed in various financial roles by Mestek since 1985 and served as Chief Financial Officer of Mestek since 1990, and as Senior Vice President -- Finance since 1994. Mr. Shea was a Certified Public Accountant with the Hartford, Connecticut accounting firm of Spitz, Sullivan, Wachtel & Falcetta from 1979 to 1985.

ITEM 6.  EXECUTIVE COMPENSATION

     The non-employee directors of MCS will be entitled to receive cash and other compensation as described below.

CASH COMPENSATION

     Prior to the spin-off, non-employee directors of MCS (excluding directors who were employed by Mestek, the corporate parent of MCS) were entitled to receive compensation for service on the Board of Directors of MCS in the amount of $1,500 for each meeting of the Board of Directors attended by such director. Employee directors and directors employed by Mestek are not paid any fees or additional compensation for service as members of MCS in connection with attending MCS' Board and committee meetings. As of the spin-off, compensation of MCS directors is not expected to change.

     Prior to the spin-off, generally, MCS compensation for executive officers and other key employees of MCS consisted of annual base salary and annual bonus awards in amounts calculated in accordance with the MCS Bonus Plans that may be determined from time to time by the Compensation Committee of Mestek and the Board of Directors of MCS. As of the spin-off, the compensation for executive officers and other key employees of MCS is not expected to change. As of the Merger, the compensation of or executive officers and other key employees of MCS will be established by the Compensation Committee and Board of Directors of Simione.

COMPENSATION SUMMARY

     The following table summarizes compensation awarded or paid by MCS during the years ended December 31, 1998, 1997, and 1996 to MCS' current Chief Executive Officer, MCS' former Chief Executive Officer and the three most highly compensated other executive officers of MCS. No other executive officers of MCS received compensation in excess of $100,000. Messrs. Thomasmeyer and Quinn are expected to be employees of Simione following the closing of the Simione/MCS merger.

                           SUMMARY COMPENSATION TABLE

                                                               LONG TERM COMPENSATION
                                                              -------------------------
                                                              NUMBER OF
                                                              SECURITIES
                                        ANNUAL COMPENSATION   UNDERLYING       ALL
                                        -------------------    OPTIONS        OTHER
                                         SALARY     BONUS       GRANTS     COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR     ($)        ($)        (#)(5)        ($)(1)
---------------------------      ----   --------   --------   ----------   ------------
William Thomasmeyer............  1998   $125,000   $     --         --       $   232
  Director, Chief Executive      1997     33,653         --         --            58
  Officer and President(2)       1996         --         --         --            --
Nick Kakavis...................  1998     83,004    217,653         --         5,599
  Former President and           1997     83,004    306,872         --         6,022
  Chief Executive Officer(3)     1996     83,004    156,571         --         6,318
Michael L. Quinn...............  1998     73,200    156,782         --         3,498
  Vice President, Operations     1997     73,200    227,223         --         3,420
                                 1996     73,200    217,284         --         3,337
John E. Reed(4)................  1998    262,000    668,000         --         7,656
  Chairman of the Board          1997    262,000    623,000         --         7,740
                                 1996    262,000    540,000         --         7,119
Stephen M. Shea(4).............  1998    119,890     66,800         --        17,525
  Senior Vice President --       1997    108,000     77,300         --        16,494
  Finance and Treasurer          1996    104,000     69,000     25,000         8,546

-------------------------

(1) Figures include company contributions to 401(k) and target benefit plans, group life insurance and disability insurance premium payments.

(2) Mr. Thomasmeyer became Chief Executive Officer and President of MCS on January 1, 1999. The amounts listed for him on this table were paid by his former employer, Mestek Technology, Inc., an affiliate of MCS. Mr. Thomasmeyer continued his then current salary level upon becoming Chief Executive Officer and President of MCS.

(3) Mr. Kakavis resigned as President and Chief Executive Officer of MCS effective on January 1, 1999. He is currently a director and the President Emeritus of MCS. Under his current employment contract, Mr. Kakavis is to be paid a salary of $200,000 in 1999, and $100,000 in each of 2000 and 2001.

(4) These officers are also employees of Mestek and are paid by Mestek. Only a portion of their time is spent on MCS matters. The figures here represent all of the compensation paid to such officers by Mestek. After the consummation of the Simione/MCS merger, these officers will not receive any compensation from MCS or Simione, except for any director's fees that may be paid in accordance with the established policies of Simione.

(5) Refers to shares of Mestek common stock.

MCS BONUS PLAN

     The Chairman of the Board of Directors, based on the recommendations of the President, selects officers and employees eligible to participate in the MCS Bonus Plan, and establishes their respective participation percentage, as well as the targets for the specified return on tangible net assets employed. Each of the officers' or employees' respective participation percentage is established by reference to his or her level of performance, responsibility and contribution to the profitability of MCS. The participation by an officer or employee in the MCS Bonus Plan is based on their participation percentage in the operating profits of MCS in excess of a specified return on tangible net assets employed in MCS. The specified return targets for the MCS Bonus Plan varies year by year, but has generally been a 20% return.

EMPLOYMENT AGREEMENT


     Mr. Kakavis entered into a three-year agreement with MCS effective January 1, 1999. Pursuant to such agreement, Mr. Kakavis serves as President Emeritus of MCS. For the first year of the agreement, Mr. Kakavis received a salary of $200,000. For the second and third years of the agreement, Mr. Kakavis will receive a salary of $100,000 per year. Mr. Kakavis is required under the agreement to perform services necessary for the orderly transition of the ProfitWorks product line. The agreement terminates on the death or permanent disability of Mr. Kakavis upon payment of $50,000 by MCS to Mr. Kakavis or his heirs. In addition, MCS may terminate the agreement for cause upon payment of all accrued salary and vacation payable to Mr. Kakavis prior to his termination.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     MCS has been and will be a wholly-owned subsidiary of Mestek prior to the spin-off. As such, MCS has historically distributed substantially all of its free cash flow to Mestek in the form of an annual dividend. These dividends were $161,000 in 1999, $770,000 in 1998, $2,337,000 in 1997 and $2,326,000 in 1996.
MCS' historical access to capital has been through an open intercompany account with Mestek. MCS has historically generated positive cash flow to Mestek each year, and, as such, has no outstanding intercompany debt to Mestek, or other long-term debt, as of December 31, 1998, 1997 or 1996 and accordingly, reported no interest expense in 1998, 1997 or 1996. MCS's cash flow subsequent to the date of the Simione merger agreement in May 1999 has been negative and as a result, a net payable to Mestek of $637,000 is reflected on MCS' September 30, 1999 balance sheet. In connection with the merger agreement, Mestek and Simione agreed that any such debt would be treated as a non-interest bearing loan and accordingly no interest expense was recorded in relation to such debt in 1999. MCS' results of operations reflect intercompany management fee charges from Mestek of $74,000 in 1998, $78,000 in 1997, $84,000 in 1996, and its results of operations include management fees charged from Mestek of $74,000 for the nine month period ended September 30, 1999 and $55,000 for the nine month period ended September 30, 1998.

     On September 1, 1999, MCS distributed to Mestek, in the form of a dividend, the ProfitWorks product line. The dividend included all accounts receivable, inventory and other assets associated with ProfitWorks. Mestek assumed all liabilities related to ProfitWorks, including warranty obligations, and agreed to pay rent for space used by ProfitWorks at MCS' headquarters through the end of 1999. The distribution has been accounted for as a disposal of a discontinued segment in accordance with Accounting

Principles Board Opinion No. 30 as described more fully in Note 11 to the Consolidated Financial Statements.


     R. Bruce Dewey, a director of MCS until August 1999, is the President and Chief Executive Officer of Simione and Senior Vice President and Secretary of Mestek. Mr. Dewey will devote approximately three-quarters of his working time to his duties as President and Chief Executive Officer of Simione. Accordingly, Simione will pay three-quarters of Mr. Dewey's salary and Mestek will pay the remaining quarter. Mr. Dewey will receive from Simione options to purchase 150,000 shares of Simione common stock. In connection with the Simione/MCS merger, Mestek will assign to Mr. Dewey options to purchase 150,000 shares of Simione common stock to be obtained by Mestek in the Simione/MCS merger at an exercise price of $2.00 per share. These options vest in the event outstanding Simione options are exercised.



     In early 2000, MCS expects to lease from Mestek or an affiliated company of Mestek certain equipment to be purchased for MCS' use at MCS' request. The aggregate purchase price for the equipment is expected to be approximately $550,000. The terms for the lease of such equipment have not yet been determined, no definitive commitment has been made and there is no assurance that the lease arrangement will be consummated.



ITEM 8.  LEGAL PROCEEDINGS


     MCS is not presently involved in any litigation which it believes will materially and adversely affect its financial condition or results of operations.

ITEM 9. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     MCS is a wholly owned subsidiary of Mestek, and consequently there is no public market for the shares of MCS common stock. MCS shares will not be transferable for a period of 125 days from the record date for the spin-off, except in the event of a merger between MCS and another company. Dividends are payable from MCS' surplus if and to the extent authorized by the Board of Directors. MCS does not anticipate paying any dividends in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES


     Prior to the spin-off, MCS will issue a stock dividend on its common stock to its sole shareholder Mestek in an amount sufficient to effect the spin-off. The purpose of the stock dividend is to increase the number of outstanding shares of MCS common stock from 1,000 to the exact number of outstanding Mestek common shares as of the record date of the spin-off. This ensures that each Mestek stockholder receives the same number of MCS shares as Mestek shares held by such stockholder. The shares of MCS common stock received by the Mestek stockholders pursuant to the spin-off, will be canceled upon consummation of the merger, and ratably exchanged for shares of Simione common stock pursuant to the merger.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

COMMON STOCK

     MCS is authorized to issue up to 10 million shares of $1.00 par value common stock. Immediately after the spin-off, MCS will have the same number of shares of common stock issued and outstanding as Mestek has issued and outstanding (less Mestek treasury shares), or approximately 8.9 million shares. The holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have preemptive rights to acquire additional shares. In the event of the dissolution and liquidation of MCS, the available proceeds remaining after the payment of debts and liquidation expenses are to be distributed pro rata to the holders of MCS common stock. MCS' transfer agent and registrar is EquiServe.

PENNSYLVANIA BUSINESS COMBINATION STATUTE

     Chapter 25 of the Pennsylvania Business Corporation Law ("PBCL") contains several anti-takeover provisions which apply to "registered" corporations, including MCS.

     TRANSACTIONS WITH INTERESTED STOCKHOLDERS. Section 2538 of the PBCL provides that if (i) an "interested stockholder" (as such term is defined in the PBCL) of a "registered" corporation(1) (together with others acting jointly or in concert therewith and affiliates thereof) is to be a party to a merger or consolidation, a share exchange or certain sales of assets involving such corporation or a subsidiary thereof; (ii) such interested stockholder is to receive a disproportionate amount of any of the securities of any corporation surviving or resulting from a division of such corporation: (iii) such interested stockholder is to be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or (iv) such interested stockholder's percentage of voting or economic share interest in such corporation is materially increased relative to substantially all other stockholders in a reclassification; then the transactions being proposed must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all stockholders (other than the interested stockholder) are entitled to cast with respect to such transaction, excluding all such voting shares beneficially owned by such interested stockholder. Such special voting requirement does not apply if the transaction being proposed has been approved in a prescribed manner by such corporation's board of directors or certain other conditions (including the amount of consideration to be paid to certain stockholders) are satisfied or the transaction involves certain subsidiaries.

     Section 2555 of the PBCL may apply to a transaction between a registered corporation and an interested stockholder thereof, notwithstanding that Section 2538 is also applicable. Section 2555 prohibits such a corporation from engaging in a "business combination" (as such term is defined in the PBCL) with an interested stockholder unless: (i) the board of directors of such corporation gives prior approval to the proposed transaction or gives prior approval to the interested stockholder's acquisition of 20% of the shares entitled to vote in an election of directors of such corporation, (ii) the interested stockholder owns at least 80% of the stock of such corporation entitled to vote in an election of directors and, no earlier than three months after such interested stockholder reaches such 80% level, the majority of the remaining stockholders approve the proposed transaction and stockholders receive a minimum "fair price" for their shares in the transaction, and the other conditions of Section 2556 of the PBCL are met, (iii) holders of

---------------

(1) Under Pennsylvania law, MCS is a "registered corporation."

all outstanding common stock approve the transaction, (iv) no earlier than 5 years after the interested stockholder acquired the 20%, a majority of the remaining shares entitled to vote in an election of directors approve the transaction, or (v) no earlier than 5 years after the interested stockholder acquired the 20%, a majority of all the shares approve the transaction, all stockholders receive a minimum "fair price" for their shares (as set forth in Section 2556 of the PBCL), and certain other conditions are met.

     STOCKHOLDER "PUT" IN CONTROL TRANSACTIONS. Under Sections 2542 through 2554 of the PBCL, when a person or group of persons acting in concert holds 20% of the shares of a registered corporation entitled to vote in the election of directors (a "control group"), on the occurrence of the transaction that makes the group a control group, any other stockholder of the registered corporation who objects can, under procedures set forth in the statute, require the control group to purchase his or her shares at "fair value" as defined in the PBCL.

     CERTAIN SHARE ACQUISITIONS. The PBCL also contains certain provisions applicable to a "registered" corporation such as MCS which, under certain circumstances, permit a corporation to redeem Control Shares (as defined in the PBCL), remove the voting rights of Control Shares and require the disgorgement of profits by a Controlling Person (as defined in the PBCL).

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     MCS' certificate of incorporation does not provide for the indemnification of directors or officers of MCS. MCS' bylaws provide that directors and officers of MCS shall be indemnified as of right to the fullest extent permitted by Pennsylvania law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding, whether brought in the name of MCS or otherwise, arising out of the director's or the officer's service to MCS or another organization at MCS' request. MCS' bylaws permit MCS to maintain insurance to protect itself and its directors and officers against any liability, cost or expense incurred in connection with actual or threatened civil, criminal, administrative or investigative actions, suits or proceedings arising out of service to MCS or other organizations at MCS' request. Currently, MCS' directors and officers have a contractual right to indemnification under an agreement with Mestek funded by a trust.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The information required by this item is contained in the "Index to Financial Statements" on page F-1 and in the financial statements continuing thereafter. This Form 10 includes the following financial statements of MCS: (i) audited balance sheets as of December 31, 1998 and 1997, and the unaudited balance sheet as of September 30, 1999; (ii) audited statements of income for the fiscal years ending December 31, 1996, December 31, 1997 and December 31, 1998, and unaudited statements of income for the nine month periods ended September 30, 1999 and September 30, 1998; (iii) audited statement of stockholders' equity (deficit) for the fiscal years ending December 31, 1996, December 31, 1997 and December 31, 1998, and the unaudited statement of stockholders' equity (deficit) for the nine month period ended September 30, 1999, and (iv) audited statement of cash flows for the fiscal years ending December 31, 1996, December 31, 1997 and December 31, 1998, and the unaudited statement of cash flows for the nine months ended September 30, 1999 and September 30, 1998.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

A. FINANCIAL STATEMENTS

Index to Financial Statements

Report of Grant Thornton LLP

     Audited balance sheet as of December 31, 1998 and December 31, 1997 and the unaudited balance sheet as of September 30, 1999;

     Audited statements of income for the fiscal years ending December 31, 1998, December 31, 1997 and December 31, 1996 and the unaudited statements of income for the nine months ended September 30, 1999 and September 30, 1998;

     Audited statement of stockholder's equity (deficit) for the fiscal years ending December 31, 1998, December 31, 1997 and December 31, 1996 and the unaudited period ended September 30, 1999;

     Audited statement of cash flows sheet for the fiscal years ending December 31, 1998, December 31, 1997 and December 31, 1996 and the unaudited cash flows for the nine months ending September 30, 1999 and September 30, 1998.

NOTES TO THE FINANCIAL STATEMENTS

B. EXHIBITS

 *2.1  --   Second Amended and Restated Agreement and Plan of Merger and
            Investment Agreement, dated as of October 25, 1999 by and
            among MCS, Inc., Mestek, Inc., Simione Central Holdings,
            Inc., John E. Reed, Stewart B. Reed and E. Herbert Burk.
 *3.1  --   Amended and Restated Articles of Incorporation of MCS, Inc.
 *3.2  --   By-Laws of MCS, Inc.
*10.1  --   Standard form sales contract
*10.2  --   Form of Employment Agreement, dated at November 1998,
            between MCS, Inc. and Nick Kakavis

* Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

                                          MCS, INC.

                                          By: /s/ WILLIAM A. THOMASMEYER
                                             -----------------------------------
                                                Name: William A. Thomasmeyer
                                                 Title: President and Chief
                                                      Executive Officer

Date:  January 17, 2000

                         INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENT                                           PAGE
-------------------                                           ----
Report of Grant Thornton LLP Independent Certified Public
Accountants.................................................  F-2
MCS, Inc. Balance Sheets....................................  F-3
MCS, Inc. Statements of Income..............................  F-4
MCS, Inc. Statements of Stockholder's Equity (Deficit)......  F-5
MCS, Inc. Statement of Cash Flows...........................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of MCS, Inc.:

     We have audited the accompanying balance sheets of MCS, Inc. as of December 31, 1998 and 1997, and the related statements of income, stockholder's equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCS, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

Boston, Massachusetts
July 9, 1999 (except for Notes 1, 9, 11 and 12 as to which the date is September 9, 1999)

                                   MCS, INC.

                                 BALANCE SHEETS

                                            SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                                                1999            1998           1997
                                            -------------   ------------   ------------
                                             (UNAUDITED)
                                                      (DOLLARS IN THOUSANDS)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents.................     $   33         $    60        $    40
Accounts receivable -- net................      3,666           3,837          3,734
Unbilled accounts receivable..............        247             286            248
Inventories...............................        222             264            393
Other current assets......................        324              68             10
                                               ------         -------        -------
     Total current assets.................      4,492           4,515          4,425
Property and equipment -- net.............        599             501            315
Capitalized software -- net...............        187             240             93
Other assets..............................         38              23             62
                                               ------         -------        -------
     Total assets.........................     $5,316         $ 5,279        $ 4,895
                                               ======         =======        =======
LIABILITIES AND STOCKHOLDER
CURRENT LIABILITIES:
Accounts payable..........................     $  673         $   856        $ 1,107
Deferred revenue..........................      2,775           3,150          3,205
Customer deposits.........................        487             689            659
Accrued commissions.......................        444             787            874
Payable to parent company.................        637              --             --
Other accrued liabilities.................        734             778            690
                                               ------         -------        -------
     Total current liabilities............      5,750           6,260          6,535
                                               ------         -------        -------
STOCKHOLDERS' EQUITY:
Common stock -- par value $1 per share,
  1,000 shares issued.....................          1               1              1
Paid in capital...........................        310             230            230
Retained earnings (deficit)...............       (745)         (1,212)        (1,871)
                                               ------         -------        -------
     Total stockholders' equity
       (deficit)..........................       (434)           (981)        (1,640)
                                               ------         -------        -------
     Total liabilities and stockholders'
       equity (deficit)...................     $5,316         $ 5,279        $ 4,895
                                               ======         =======        =======

See accompanying notes to financial statements.

                                   MCS, INC.

                              STATEMENTS OF INCOME

                                         NINE MONTHS
                                            ENDED                 YEARS ENDED
                                        SEPTEMBER 30,            DECEMBER 31,
                                      -----------------   ---------------------------
                                       1999      1998      1998      1997      1996
                                      -------   -------   -------   -------   -------
                                         (UNAUDITED)
                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net service revenues................  $12,579   $10,962   $14,901   $15,433   $14,636
Cost of service revenues............    7,669     6,972     9,225     8,885     8,350
                                      -------   -------   -------   -------   -------
Gross profit........................    4,910     3,990     5,676     6,548     6,286
Selling expense.....................    2,139     1,591     2,223     1,924     1,794
General and administrative
  expense...........................    1,183     1,112     1,557     1,735     1,678
New product development.............      831       163       231        --        --
                                      -------   -------   -------   -------   -------
Operating profit....................      757     1,124     1,665     2,889     2,814
Other income (expense), net.........       28        34        47        74        52
                                      -------   -------   -------   -------   -------
Income from continuing operations
  before taxes......................      785     1,158     1,712     2,963     2,866
Income taxes........................      308       467       686     1,195     1,158
                                      -------   -------   -------   -------   -------
Income from continuing operations...  $   477   $   691   $ 1,026   $ 1,768   $ 1,708
Discontinued operations (Note 11):
Income from operations of
  discontinued segment before
  taxes.............................      251       379       671       401       249
Applicable income tax expense.......      100       152       268       160       100
                                      -------   -------   -------   -------   -------
Income from operations of
  discontinued segment..............      151       227       403       241       149
                                      -------   -------   -------   -------   -------
  Net income........................  $   628   $   918   $ 1,429   $ 2,009   $ 1,857
                                      =======   =======   =======   =======   =======
Basic and diluted weighted average
  shares outstanding................    1,000     1,000     1,000     1,000     1,000
                                      =======   =======   =======   =======   =======
Basic and diluted earnings per
  share:
  Continuing Operations.............  $   477   $   691   $ 1,026   $ 1,768   $ 1,708
  Discontinued Operations...........      151       227       403       241       149
                                      -------   -------   -------   -------   -------
                                      $   628   $   918   $ 1,429   $ 2,009   $ 1,857
                                      =======   =======   =======   =======   =======

See accompanying notes to financial statements.

                                   MCS, INC.

                  STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                             COMMON   PAID IN   RETAINED   CUMULATIVE
                                             STOCK    CAPITAL   EARNINGS     TOTAL
                                             ------   -------   --------   ----------
                                                      (DOLLARS IN THOUSANDS)
Balance (Deficit) December 31, 1995........    $1      $230     $(1,074)    $  (843)
  Net income...............................                       1,857       1,857
  Dividends paid...........................                      (2,326)     (2,326)
                                                                -------     -------
Balance (Deficit) December 31, 1996........     1       230      (1,543)     (1,312)
  Net income...............................                       2,009       2,009
  Dividends paid...........................                      (2,337)     (2,337)
                                                                -------     -------
Balance (Deficit) December 31, 1997........     1       230      (1,871)     (1,640)
  Net income...............................                       1,429       1,429
  Dividends paid...........................                        (770)       (770)
                                                                -------     -------
Balance (Deficit) December 31, 1998........     1       230      (1,212)       (981)
  Net income...............................                         628         628
  Distribution of ProfitWorks Division
     (Note 11).............................              80                      80
  Dividends paid...........................                        (161)       (161)
                                               --      ----     -------     -------
Balance (Deficit) September 30, 1999
  (unaudited)..............................    $1      $310     $  (745)    $  (434)
                                               ==      ====     =======     =======

See accompanying notes to financial statements.

                                   MCS, INC.

                            STATEMENT OF CASH FLOWS

                                              FOR THE NINE
                                                 MONTHS            FOR THE YEARS
                                                  ENDED                ENDED
                                                SEPT. 30,           DECEMBER 31,
                                              -------------   ------------------------
                                              1999    1998     1998     1997     1996
                                              -----   -----   ------   ------   ------
                                               (UNAUDITED)
                                                       (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................  $628    $918    $1,429   $2,009   $1,857
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization.............   151     125       194      119       94
  Provision for losses on accounts
     receivable, net of write-offs..........                     163       85
CHANGES IN ASSETS AND LIABILITIES NET OF
  EFFECTS OF ACQUISITIONS AND DISPOSITIONS:
Accounts receivable.........................   171      70      (266)    (455)       9
Unbilled accounts receivable................    39     (50)      (38)     (74)     (35)
Inventory...................................    42      36       129       37      131
Accounts payable............................  (183)   (279)     (251)     288      265
Other liabilities...........................   637      38        89      120       10
Deferred revenue............................  (375)   (191)      (55)     306       (5)
Customer deposits...........................  (202)    188        30              (111)
Accrued commissions.........................  (343)   (371)      (87)      76      126
Other.......................................  (305)      9       (19)      (2)     (28)
                                              ----    ----    ------   ------   ------
  Net cash provided by operating
     activities.............................   260     493     1,318    2,509    2,313
                                              ----    ----    ------   ------   ------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures -- Continuing
  operations................................  (206)   (494)     (527)    (158)    (198)
Capital expenditures -- Discontinued
  operations................................    --      (1)       (1)      (8)      (6)
                                              ----    ----    ------   ------   ------
  Net cash (used in) investing activities...  (206)   (495)     (528)    (166)    (204)
                                              ----    ----    ------   ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution to paid in capital (Note 11)...    80      --        --       --       --
Dividends paid..............................  (161)     --      (770)  (2,337)  (2,326)
                                              ----    ----    ------   ------   ------
  Net cash (used in) financing activities...   (81)     --      (770)  (2,337)  (2,326)
                                              ----    ----    ------   ------   ------
  Net increase (decrease) in cash and cash
     equivalents............................   (27)     (2)       20        6     (217)
Cash and cash equivalents -- beginning of
  period....................................    60      40        40       34      251
                                              ----    ----    ------   ------   ------
Cash and cash equivalents -- end of
  period....................................  $ 33    $ 38    $   60   $   40   $   34
                                              ====    ====    ======   ======   ======

See accompanying notes to financial statements.

                                   MCS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998
                   (INFORMATION AS OF SEPTEMBER 30, 1999 AND
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                             AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     MCS, Inc. (the Company) provides information systems and services to the home health care industry under the name MestaMed. As more fully described in
Note 11, the Company's former ProfitWorks segment was distributed to the Company's parent, Mestek, Inc., on September 1, 1999.

     The Company is a wholly owned subsidiary of Mestek, Inc., a public company traded on the New York Stock Exchange. Inter-company transactions between Mestek and the Company are generally limited to management fees, federal income tax allocations, cash advances and cash distributions. The net effect of cash flows between Mestek and the Company, whether net contributions from Mestek or net distributions to Mestek, are reflected at year-end in the Stockholder's Equity section of the Company's balance sheet as paid in capital or inter-company dividends, respectively. At interim periods, the net effect of such cash flows are generally recorded as an open intercompany account.

     In conjunction with the merger agreement, as more fully explained in Note 12, Mestek, Inc. and Simione Central Holdings, Inc. ("Simione") agreed that Mestek will not initiate or accept dividend distributions from MCS relative to its earnings, after April 1, 1999. The parties further agreed that if MCS' intercompany account with Mestek represents a net payable to Mestek at the date of the closing, the liability will be treated as a non-interest bearing loan and will be due and payable at the closing unless otherwise agreed in writing by the parties prior to the closing.

     Mestek, Inc. and MCS have maintained a long standing practice relative to consolidated federal income tax allocations under which a portion of Mestek's consolidated federal income tax liability, including as appropriate deferred taxes, is allocated to MCS each year and is recorded by both entities as an intercompany receivable/payable. Mestek, Inc. and Simione have agreed pursuant to the Merger Agreement to continue this practice through the date of the closing. Similarly, an allocation of Mestek, Inc. corporate overhead is recorded by both parties on a monthly basis through the intercompany account. Pursuant to the Merger agreement, Mestek, Inc. and Simione agreed that monthly management fees will continue through the date of the closing.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   MCS, INC.

REVENUE RECOGNITION

     In 1998, the Company adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition", which supersedes SOP-91. The adoption of SOP 97-2 did not have a material impact on the Company's Financial Statements.

     The Company typically delivers its principal product, MestaMed, in the form of bundled, turnkey systems, including hardware, software, and first year software maintenance and support. The Company typically recognizes revenues for these systems upon receipt of a signed purchase agreement, payment of a 20% deposit, and delivery of the system. Total payment for these systems is fixed, determinable, and probable. These systems do not typically require significant post-delivery obligations.

     Revenues for post-contract customer support are recognized ratably over the term of the support period, which is typically one year. Post contract customer support fees typically cover incremental product enhancements, "bug fixes", etc. Separate fees are charged for new modules, additional users, and migrations to different operating system platforms.

     Subsequent to system shipment, the Company frequently delivers a variety of add-on software and hardware components. Revenues from these sales are recognized upon shipment.

     In addition to software licenses, software maintenance and support, and related hardware, the Company also provides a number of ancillary services including training, consulting and after-hours support. Revenues from such services are recognized monthly as such services are performed.

     Unbilled receivables typically represent revenues from ancillary services performed and earned in the current period but not billed until subsequent periods, usually within one month.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

SOFTWARE DEVELOPMENT EXPENSES

     SFAS No. 86 requires that software development costs incurred subsequent to the establishment of technological feasibility for the product be capitalized. The Company has no capitalized development costs.

NEW ACCOUNTING STANDARDS

     Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive

                                   MCS, INC.

income. For the years ended December 31, 1998, December 31, 1997 and December 31, 1996, respectively, the components of other comprehensive income were not material.

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 131, which was effective for fiscal years beginning after December 15, 1997. SFAS 131 requires, in general, a "management approach" rather than an "industry approach" to the disclosure of segment information. The Company adopted SFAS 131 in 1998 and prepared its segmental reporting accordingly as reflected in Note 9 to the Financial Statements.

RECLASSIFICATION

     Reclassifications are made periodically to previously issued financial statements to conform to the current year presentation.

INTERIM FINANCIAL STATEMENTS

     The Financial Statements as of, and for the nine months ended, September 30, 1999 and 1998 are unaudited and, in the opinion of management, include all material adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the Company's financial position, results of operations and cash flows. The results for interim periods are not necessarily indicative of results for the entire year.

2. INVENTORIES

     Inventories consist principally of computer equipment held for resale and related operating system licenses. Inventories are valued at the lower of cost or market.

3. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                  DECEMBER 31,              DEPRECIATION AND
                       SEPTEMBER 30,   ----------------------------------   AMORTIZATION EST.
                           1999           1998        1997        1996        USEFUL LIVES
                       -------------   ----------   ---------   ---------   -----------------
                        (UNAUDITED)
Furniture and
  fixtures...........   $  299,000     $  180,000   $ 153,000   $ 143,000       10 years
Computer equipment...    1,108,000      1,021,000     734,000     578,000        5 years
                        ----------     ----------   ---------   ---------
                         1,407,000      1,201,000     887,000     721,000
Accumulated
  depreciation.......     (808,000)      (700,000)   (572,000)   (481,000)
                        ----------     ----------   ---------   ---------
                        $  599,000     $  501,000   $ 315,000   $ 240,000
                        ==========     ==========   =========   =========

     Depreciation expense was $128,000, $100,000 and $76,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

                                   MCS, INC.

     Depreciation expense was $116,000 and $73,000 for the nine-month periods ended September 30, 1999 and 1998, respectively.

4. CAPITALIZED SOFTWARE

     In June 1999, the Company entered into an agreement with Winfield Software, Inc. to develop specifications and design layouts for Phase I of a new generation of MestaMed. Phase I is intended to produce a next-generation version of MestaMed comprising billing and operational functionality targeted to home medical equipment providers. Phase I is divided into two stages.


     The first stage, incorporating the specifications and design layout being produced by Winfield Software, will cost $300,000, of which $80,000 has been incurred and expensed as of September 30, 1999. The balance of the first stage expenses are expected to be incurred and expensed prior to March 31, 2000. At the conclusion of the first stage, the Company expects that technological feasibility will have been established and, accordingly, stage two of the development project, which is expected to cost approximately $1,200,000, will begin. Stage two will consist of implementing the specifications and generating the software code. It is expected that stage two will be completed prior to December 31, 2000. In accordance with SFAS No. 86, the Company expects to capitalize and amortize the cost of stage two over an appropriate period.


     The Company's capitalized software represents Mentor/CBT, a computer-based training tool and content set acquired from a third party in February 1998 at a cost of approximately $213,000. Mentor/CBT is being amortized over sixty months using the straight-line method. Mentor/CBT is used by the Company to develop and organize training programs and other CBT (computer-based training) content to assist in the implementation of MestaMed and other software applications.

5. INCOME TAXES

     The Company accounts for income taxes using the liability method which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities.

     Income Tax Expense consisted of the following:

                                           SEPT. 30   SEPT. 30
                                             1999       1998     1998    1997     1996
                                           --------   --------   ----   ------   ------
                                                          (IN THOUSANDS)
Current federal income tax...............    $240       $365     $534   $  936   $  886
Current state income tax.................      68        102      152      259      272
                                             ----       ----     ----   ------   ------
                                             $308       $467     $686   $1,195   $1,158
                                             ====       ====     ====   ======   ======

     Total Income Tax Expense was essentially equal to "expected" income tax expense computed by applying the U.S. Federal Income Tax rate of 35 percent, and related state corporate income tax rates, to earnings before income tax.

                                   MCS, INC.

     Deferred income tax assets and liabilities were not material at September 30, 1999, December 31, 1998, September 30, 1998, December 31, 1997, or December 31, 1996.

     For Federal Income Tax purposes, the Company files a consolidated return with its parent, Mestek, Inc. The Company's income tax provision, notwithstanding, is computed on a stand-alone basis.

6. STOCKHOLDER'S EQUITY (DEFICIT)

     The Company has authorized common stock of 1,000 shares with a par value of $1 per share. One thousand shares are issued and outstanding and are held by Mestek, Inc. as of December 31, 1998, 1997 and 1996, and September 30, 1999 and 1998.

7. LEASES

     The Company leases office space in suburban Pittsburgh, Pennsylvania on an operating lease basis. In addition to a basic annual rental of $349,000, the Company is obligated to pay property taxes on the premises to the extent they exceed those in effect in 1990. No such excess occurred in either 1998, 1997 and 1996.

     Rent expense under the lease totaled $302,000, $252,000 and $277,000 for the years ended December 31, 1998, 1997 and 1996 respectively, and $335,000 and $223,000 for the nine month periods ended September 30, 1999 and 1998. Amounts prior to 1999 are less than the basic annual rental for 1999 as less space was in use in these years.

     Future minimum lease payments under the lease agreement as of December 31, 1998 are as follows:

                                                              OPERATING
YEAR ENDING DECEMBER 31,                                       LEASES
------------------------                                      ---------
1999........................................................  $349,000
2000........................................................   262,000
                                                              --------
  Total minimum lease payments..............................  $611,000
                                                              ========

8. EMPLOYEE BENEFIT PLAN

     The Company maintains a qualified defined contribution target benefit pension plan, which covers substantially all of its employees. Pension costs are accrued annually based on contributions earned by participants under plan provisions. The total expense related to this plan for the twelve months ended December 31, 1998, 1997 and 1996 was $88,000, $65,000 and $70,000, respectively.
The total expense related to this plan for the nine months ended September 30, 1999 and 1998 was $59,000 and $59,000, respectively.

     The Company maintains bonus plans for its officers and other key employees. The plans generally allow for annual bonuses for individual employees based upon the operating results of related profit centers in excess of a percentage of the Company's investment in the respective profit centers.

     The Company maintains a qualified 401(k) Plan for its employees who choose to participate. Participants may elect to have up to fifteen percent (15%) of their

                                   MCS, INC.

compensation withheld, up to the maximum allowed by the Internal Revenue Code. Participants may also elect to make nondeductible voluntary contributions up to an additional ten percent (10%) of their gross earnings each year within the legal limits. The Company contributes $0.25 of each $1.00 deferred by participants and deposited to the Plan not to exceed one and five tenths percent (1.5%) of an employee's compensation. The Company does not match any amounts for withholdings from participants in excess of six percent (6%) of their compensation or for any nondeductible voluntary contributions. Contributions are funded on a current basis. Employer contributions to the Plan were $66,704, $60,004, and $54,490 for the years ended December 1998, 1997, and 1996, respectively. Employer contributions to the Plan were $61,479 and $52,003 for the nine month periods ended September 30, 1999 and 1998, respectively.

9. SEGMENT INFORMATION

     The Company has only one reportable segment, MestaMed, which develops computer software for the home health care and durable medical equipment marketplaces. As more fully described in Note 11, the Company's former ProfitWorks Segment was distributed to Mestek, Inc. on September 1, 1999. The results of operations for the ProfitWorks segment prior to that date are accounted for under Discontinued Operations in accordance with APB 30.

10. RELATED PARTY

     The Company is a wholly owned subsidiary of Mestek, Inc. (the Parent) a public company traded on the New York Stock Exchange. As such, the Company has historically distributed substantially all of its free cash flow to the Parent in the form of an annual dividend. The Company's historical access to capital has been through an open intercompany account with the Parent. The Company has historically generated positive cash flow to the Parent each year and, as such, had no outstanding intercompany debt to the Parent, or other long-term debt, as of December 31, 1998, December 31, 1997 or December 31, 1996 and accordingly, reported no interest expense in 1998, 1997 or 1996. The Company's results of operations for the nine months ended September 30, 1999, and 1998, and the years 1998, 1997 and 1996 reflect intercompany management fee charges from the Parent of $74,000, $55,000, $74,000, $78,000 and $84,000, respectively. As described in
Note 1, at interim dates the Company reports its net cash flow activity to or from the Parent as an open intercompany payable or receivable as appropriate.

                                   MCS, INC.

11. DISCONTINUED OPERATIONS

     On September 1, 1999, the Company distributed to its parent, Mestek, Inc., substantially all of the operating assets and liabilities, including product warranty obligations, of its former ProfitWorks segment. The ProfitWorks segment develops and markets software for the building supplies distribution marketplace. ProfitWorks modules include order entry, inventory control, billing, accounts receivable and general ledger. ProfitWorks does not participate in the health care information systems marketplace. The Company has accounted for the operations of ProfitWorks prior to that date as a discontinued operation in accordance with APB 30. The liabilities distributed by the Company and assumed by Mestek, Inc. exceeded the accounting basis of the assets distributed to Mestek, Inc. by $80,000. The Company has accounted for this difference as a contribution to Paid in Capital on September 1, 1999. Corporate overhead costs originally allocated to the Discontinued Operations of ProfitWorks have been reallocated to the remaining MestaMed business in the accompanying financial statements, in accordance with APB 30 and are illustrated in the following table.

                                                  NINE MOS              YEAR ENDED
                                               SEPTEMBER 30,           DECEMBER 31,
                                               --------------      ---------------------
                                               1999     1998       1998    1997    1996
                                               -----    -----      -----   -----   -----
                                                        (DOLLARS IN THOUSANDS)
Revenues from Discontinued Segment...........   942     1,182      1,729   1,596   1,478
Overhead reallocated to MestaMed.............   168       120        166     182     180

     ProfitWorks' assets are included in the Company's historical balance sheets presented herein as follows:

                              9/30/99    12/31/98    12/31/97
                              -------    --------    --------
                                 0         434         350
                                 =         ===         ===

12. SUBSEQUENT EVENT

     On May 26, 1999, Mestek entered into a definitive agreement, (the Agreement), to merge its wholly owned subsidiary, MCS, Inc. (MCS) into Simione Central Holdings, Inc. (Simione). Under the terms of the Agreement, for every share of outstanding Simione common stock, Simione will issue approximately .85 shares of its common stock to Mestek in the exchange. As a result, Mestek would own approximately 46% of outstanding Simione common stock after the merger is completed. Under the terms of the Agreement, MCS' ProfitWorks segment will be distributed to Mestek prior to the merger.

     Simione is a provider of information systems and services to the Home Health Care industry. Simione provides information systems, consulting and agency support services to customers nationwide. Simione provides freestanding, hospital based and multi-office Home Health Care Providers (including certified, private duty, staffing, HME, IV therapy, and hospice) with information solutions that address all aspects of home care operations. Simione maintains offices nationwide and is headquartered in Atlanta, Georgia.

     Under the terms of the Agreement, if either party terminates the Agreement in favor of an alternative acquisition proposal the terminating party shall be obligated to pay the

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
                                   MCS, INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

other party up to $1,700,000 in termination fees. The Agreement is subject to regulatory and stockholder approvals and is expected by the parties to close prior to the end of 1999.

     On September 9, 1999, Mestek, Inc. ("Mestek") announced that it had entered into an amendment to the Agreement (the "First Amendment"), whereby the shares of common stock of MCS shall be distributed to the Mestek common stock stockholders in a spin-off transaction. Immediately prior to the distribution, MCS will increase its outstanding shares to equal the number of outstanding shares of Mestek common stock via a stock dividend. MCS shall then be merged with and into Simione, and MCS' stockholders will receive approximately .85 shares of Simione common stock for each share of MCS common stock.

     In connection with the First Amendment, Mestek loaned to Simione the sum of $3,000,000 on a short-term basis. Upon the closing of the above-mentioned merger, the $3,000,000 loan will be canceled, and Mestek shall contribute an additional $3,000,000 to the capital of Simione in return for newly issued Series B Preferred Stock of Simione. The Series B Preferred Stock issued to Mestek will have voting rights equivalent to 11.2 million shares of Simione common stock. Mestek will also receive as part of its capital contribution to Simione a warrant for the subsequent purchase of 2 million shares of Simione common stock.

     On October 25, 1999, Mestek announced that it had entered into a second amendment to the Agreement (the "Second Amendment"), which was entered into at the request of the respective counsel of Simione and Mestek to clarify provisions in the merger agreement relating to the appointment of designees of the MCS stockholders and designees of Simione to Simione's board of directors during the 18 month period after completion of the merger and the right of a majority of such MCS designees to remove any MCS designee from the board during such 18 month period.

     The Merger of MCS with and into Simione will be accounted for as a reverse merger due to the fact that the MCS stockholders will effectively hold more than 50% of the value of all equity securities and more than 50% of the common shareholder votes of the merged entity through the effect of the Series B Preferred Stock mentioned above. Accordingly, MCS will be treated as the deemed acquirer, notwithstanding its technical dissolution, and Simione will be treated as the acquired entity in accordance with APB 16.

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